LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: 604-682-3701 Fax: 604-682-3600

www.levon.com

ir@levon.com

June 20, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt L09

MMI SURVEY AT CONGRESS

Ron Tremblay, President of Levon Resources Ltd. (the “Company”) is pleased to announce details of geochemical soil sampling programs at the Company’s Congress property which is located in the Bridge River / Bralorne-Pioneer Gold Mining District approximately 140 kms due north of Vancouver.

The soil samples will be collected by field personnel from Geotronics Consulting Inc.

Three areas will be explored on the Congress property. Grid A on the west side of the Howard Zone will total 5,400 line metres. Grid B to explore for northern extensions of the Howard Zone will total 3,000 metres. Grid C exploring northern extensions of the Lou Zone will total 2,600 metres. There will be 11 kms of line coverage, providing 220 samples at 50 metre spacing.

The total of 220 samples will be submitted to SGS Laboratories for Mobile Metal Ion (MMI) analysis.

This news release was prepared by Chris J. Sampson, P. Eng., a qualified person under NI-43-101.

For further information contact Levon Resources Ltd., at 604-682-3701, or log onto our website www.levon.com

On Behalf of the Board:

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.